Confidential Treatment Requested by Virgin Media Inc. for Certain Portions of this

Letter Pursuant to 17 C.F.R § 200.83.

May 13, 2011

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virgin Media Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 22, 2011 File No. 000-50886

Dear Mr. Spirgel:

We have prepared the following in response to the comments and requests for supplemental information contained in your letter dated April 7, 2011 (the “Comment Letter”) regarding the above referenced filings.

For your convenience, we have included a copy of each staff comment in italics followed immediately by our response.

In accordance with Rule 83 of the Rules of Practice and Conduct of the Commission (17 C.F.R. § 200.83) (“Rule 83”), we request confidential treatment for certain information responsive to Comment 2 of the Comment Letter. Please promptly inform us of any request for any or all of this information made pursuant to the Freedom of Information Act or otherwise so that we may substantiate the foregoing request for confidential treatment in accordance with Rule 83. Pursuant to Rule 83, we have also submitted a separate request for confidential treatment of this information. Any questions or notifications with respect to this request for confidential treatment should be directed to Scott Dresser at +44 1256 754897 (telephone) or +44 1256 752665 (fax).

Certain portions of this letter have been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions. Omitted information has been replaced by [***Redacted***].

Confidential Treatment Requested by Virgin Media Inc. for Certain Portions of this

Letter Pursuant to 17 C.F.R § 200.83.

Form 10K for the Fiscal Year Ended December 31, 2010

Management Discussion and Analysis of Financial Condition and Results of Operation Critical Accounting Policies, page 48

1.	Comment: We note that you reduced your valuation allowance on certain NOL’s and recorded a federal tax benefit of £79.8 million. Please expand your disclosures to discuss any uncertainties surrounding realization of the deferred tax asset and the material assumptions underlying your determination that the net asset will be realized. If the asset’s realization is dependent on material improvements over present levels of pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other nonroutine transactions, you should provide a description of these assumed future events, quantified to the extent practicable. For example, you should disclose the minimum annualized rate by which taxable income must increase during the tax NOL carryforward periods if realization of the benefit is dependent on taxable income higher than currently reported. Also, if significant objective negative evidence indicates uncertainty regarding realization of the deferred asset, you should identify the countervailing positive evidence relied upon in your decision not to establish a full valuation allowance against the asset.

Response: Significant objective negative evidence does not exist with respect to our US net operating loss carryforwards (“NOLs”). The primary uncertainty associated with the realization of the US NOLs is our intention and ability to dispose of certain assets, in this case our equity accounted investment, and generate taxable income sufficient to utilize the NOLs. Our consolidated balance sheets as of December 31, 2010 and 2009 include deferred tax liabilities that were recorded in respect to future taxable temporary differences on these assets, the reversal of which is a source of taxable income available to realize benefits derived from NOLs. During 2010, after consideration of all available evidence, we determined that it was no longer more likely than not that we would retain these assets for a period of time that extends beyond the expiration of the US NOLs, which will occur between 2020 and 2030 as disclosed on page F-47. Accordingly, we reversed a portion of the existing valuation allowance to the extent of taxable income that would be generated from the reversal of the deferred tax liabilities upon disposition of these assets at book value.

Certain portions of this letter have been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions. Omitted information has been replaced by [***Redacted***].

Confidential Treatment Requested by Virgin Media Inc. for Certain Portions of this

Letter Pursuant to 17 C.F.R § 200.83.

In future filings, we will revise the Management Discussion and Analysis of Financial Condition and Results of Operations to incorporate the following information:

Actual realization of these net operating loss carryforwards is primarily dependent upon our ability to generate taxable income from asset sales in an amount equal to their book value prior to the expiration of the net operating losses, which is expected to occur between 2020 and 2030.

Notes to the Consolidated Financial Statements

Note 4 – Disposals, page F-16

2.	Comment: You disclose that you sold Virgin Media TV and calculated a gain on the disposition, part of which you deferred based on the carriage agreements with the buyer of Virgin Media TV. With respect to this transaction please address following items:

•	Describe the significant terms of the carriage agreements.

•	Tell us the fair values that were allocated to the carriage agreements and to the disposal of Virgin Media TV and the process for allocating the fair values.

•	Please tell us how the gain was calculated on this transaction, and how the gain was allocated between carriage agreements and the disposed business (Virgin Media TV).

•	Discuss the accounting literature you considered in determining the appropriate accounting treatment for the transaction and the deferral of a portion of the gain.

•	Discuss the factors you evaluated in determining that these agreements are separate units of account.

•

Tell us how the carriage agreements were considered in determining Virgin Media TV as discontinued operations; specifically if these carriage agreements could be considered continuing involvement in Virgin Media TV.

Rule 83 Confidential Treatment Request made by Virgin Media Inc. with respect to certain portions of the Response to this Comment 2

Response:

The agreements for the sale of Virgin Media TV to BSkyB and the carriage of a variety of channels from BSkyB were negotiated concurrently by a team of legal and financial

Certain portions of this letter have been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions. Omitted information has been replaced by [***Redacted***].

Confidential Treatment Requested by Virgin Media Inc. for Certain Portions of this

Letter Pursuant to 17 C.F.R § 200.83.

professionals within the organization. There was strong evidence, as described below, to suggest that the terms of the agreements would have been significantly different had they been negotiated on a stand alone basis. There is little discussion within the ASC guidance on discontinued operations about arrangements negotiated concurrently. The clearest guidance on when a group of contracts should be reviewed and accounted for as a single arrangement with multiple-elements is within software revenue recognition guidance under ASC 985-605-55. As the following factors were present, we concluded that the group of contracts should be considered as a whole and accounted for as a single multiple-element arrangement:

a.	The agreements were negotiated together and executed concurrently.

b.	The terms of the agreements stipulated that certain terms were linked between various agreements.

c.	Management, in evaluating the proposed terms, considered the net impact of the disposal proceeds against the subsequent carriage costs, and there were instances where payment terms under the carriage agreements that were viewed as materially above market levels were determined to be acceptable in light of the proceeds on disposition.

In determining that these arrangements were separate units of account, we considered factors such as whether or not the transactions may have been entered into on a stand alone basis and if delivery or performance under the contract occurred at different periods of time. Bids were received for VMTV from other companies for the business on a stand alone basis and we also commonly enter into carriage agreements with content providers on a stand alone basis.

In determining the stand alone fair value for the Virgin Media TV business and the carriage agreements, we considered the guidance under ASC 820-10-35 on fair value measurements. The fair value of the Virgin Media TV business was determined by reference to the third party bids received from strategic buyers contacted during the sale process, a fair value analysis performed by external advisors for management which was utilized for goodwill impairment purposes, as well as discounted cash flow analyses prepared by management. A total of twelve valuation reference points were used which indicated a range of stand alone values which were materially less than the contractual proceeds of £160.0 million agreed with BSkyB.

Certain portions of this letter have been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions. Omitted information has been replaced by [***Redacted***].

Confidential Treatment Requested by Virgin Media Inc. for Certain Portions of this

Letter Pursuant to 17 C.F.R § 200.83.

The discussion below relates solely to legacy BSkyB channels, and does not cover the carriage agreements relating to the channels of the Virgin Media TV business. We believe that the carriage agreements for the channels of the legacy Virgin Media TV business are on market terms.

Rule 83 Confidential Treatment Request made by Virgin Media Inc. for redacted portions of the following paragraph

The significant terms of the carriage agreements with BSkyB, the buyer of our Virgin Media TV business are summarized as follows;

•

Standard Definition (SD) Basic channels – carriage of approximately 10 channels over a [***Redacted***] term on a pence per subscriber, or PPS, basis with minimum revenue guarantees that increase over the life of the agreement, and performance bonuses based on the U.K. Broadcasters’ Audience Research Board, or BARB, ratings achieved for programs run on these channels.

•	High Definition (HD) Basic channels – carriage of approximately 5 channels over a [***Redacted***] term on a PPS basis, with minimum revenue guarantees that increase over the life of the agreement.

•	SD Premium channels – carriage of four premium sports channels over a [***Redacted***] term based on a regulated rate card and ten premium movie channels over a [***Redacted***] term on a PPS basis.

•	HD Premium channels – carriage of two premium sports channels and ten premium movie channels over a [***Redacted***] term on a PPS basis.

Rule 83 Confidential Treatment Request made by Virgin Media Inc. for redacted portions of the following paragraph

In performing our fair value analyses of these carriage agreements, we used a discount rate of 9.5% which approximated our weighted average cost of capital for this business prior to the disposal. On a discounted basis, we estimated that the total cost of the carriage agreements was [***Redacted***].

Certain portions of this letter have been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions. Omitted information has been replaced by [***Redacted***].

Confidential Treatment Requested by Virgin Media Inc. for Certain Portions of this

Letter Pursuant to 17 C.F.R § 200.83.

When determining the fair value of each of the arrangements, we principally relied upon a benchmarking approach which looked at our cost for carriage of a variety of other channels with similar content or BARB ratings as well as information from Ofcom, an industry regulator that has established certain price controls on BSkyB in respect to certain of its channels.

Rule 83 Confidential Treatment Request made by Virgin Media Inc. for redacted portions of the following paragraph

In respect to the SD Basic channels, [***Redacted***].

Rule 83 Confidential Treatment Request made by Virgin Media Inc. for redacted portions of the following paragraph

In respect to HD Basic channels, we looked at the cost for carriage of both SD and HD channels provided by seven other content providers. Overall, we found that the additional amount charged for an HD versions of a channel that is also broadcast in SD was approximately [***Redacted***] of the price paid for the SD channel, and the most similar content provider (based on BARB ratings and demographics) charged an additional amount of approximately [***Redacted***] for the HD version of their channels. The agreement with BSkyB to provide the HD versions of the SD channels was at an incremental rate representing approximately [***Redacted***] of the SD channel cost. Utilizing this information, we estimated that a fair value adjustment of [***Redacted***].

Rule 83 Confidential Treatment Request made by Virgin Media Inc. for redacted portions of the following paragraph

In respect to SD Premium channels, those channels are sold to us at a price which is set under a regulated price card set by Ofcom. We concluded that this regulated price card was [***Redacted***].

Certain portions of this letter have been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions. Omitted information has been replaced by [***Redacted***].

Confidential Treatment Requested by Virgin Media Inc. for Certain Portions of this

Letter Pursuant to 17 C.F.R § 200.83.

Rule 83 Confidential Treatment Request made by Virgin Media Inc. for portions of the following paragraph

In respect to HD Premium channels, we looked at both benchmark rates for similar channels and rates suggested by Ofcom in a recent market study undertaken by them. We utilized [*** Redacted***] and calculated a fair value adjustment of [***Redacted***].

Each of the fair value adjustments for the carriage agreements noted above was deducted from the contractual proceeds for the Virgin Media TV business to determine an implied fair value. As a result of applying this approach, the fair value of the Virgin Media TV was estimated to be £126.4 million. This amount was then compared to the fair values of the Virgin Media TV business as described above to conclude whether or not the implied fair value was consistent with the fair value determined for Virgin Media TV as noted above. As the implied fair value was within the range of reference values received from third party bids along with internal and external valuation models, we concluded it was appropriate to use for accounting purposes. The gain on disposal was calculated by deducting the net book value of the assets disposed from the fair value.

In respect to continuing involvement with the disposed business, we determined that we did not have significant continuing involvement based on ASC 205-20-55-15-17. Specifically, we considered the following factors in determining that the continuing involvement did not constitute significant continuing involvement:

•	we did not retain any interest in the disposed component,

•

although we and BSkyB are party to ongoing contracts that will require us to compensate them for carriage of certain channels, those agreements do not enable us to exert any influence over the operating and financial policies of the disposed component, and;

•

we have determined that the rights and pricing terms included in the carriage agreements with BSkyB that relate to former Virgin Media TV channels are at market rates and therefore they were not included in the adjustments as described above.

Note 7 – Investments, page F-22

3.

Comment: You note that you own a 50% equity investment in the UKTV joint venture, and you further disclose that you are required to recognize 100% of any losses for those companies that represent UKTV. Please provide a detailed analysis of your consideration of the UKTV joint venture under FASB ASC 810, specifically whether the

Certain portions of this letter have been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions. Omitted information has been replaced by [***Redacted***].

Confidential Treatment Requested by Virgin Media Inc. for Certain Portions of this

Letter Pursuant to 17 C.F.R § 200.83.

UKTV joint venture would be considered a variable interest entity and if so, the determination of the primary beneficiary. Please provide this analysis both prior to and after the amendments to the standard under Accounting Standards Update No. 2009-17.

Response: As a matter of background information, Virgin Media Inc. was formed through the merger of Telewest Global Inc. (“Telewest”) and NTL Incorporated in March 2006 along with the acquisition of Virgin Mobile in July 2006. Virgin Media Inc.’s interest in the UKTV joint venture is a legacy Telewest interest.

The accounting treatment for UKTV was considered by management of Telewest upon emergence from financial restructuring in 2004 whereby it was concluded that the joint venture was not a variable interest entity (“VIE”) as it met the definition of a business under EITF 98-3 and none of the conditions listed in 4h(1) through (4) of FIN 46 existed. We refer you to Telewest’s response to Mr. Barry N. Summer, Assistant Director, Division of Corporation Finance, Securities and Exchange Commission in a letter dated January 16, 2004. Re-assessment of this conclusion was precluded in subsequent periods since no reconsideration events as described in paragraph 7 of FIN 46R (pre-codification) or FASB ASC 810-10-35-4 (post-codification) occurred.

Subsequent to the amendments to FASB ASC 810 under Accounting Standards Update No. 2009-17, we analyzed ASC 810-10-35-4 and concluded that it was not necessary to re-assess the initial determination that UKTV was not subject to the Variable Interest Entities Subsection as none of the reconsideration events described had occurred.

Certain portions of this letter have been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions. Omitted information has been replaced by [***Redacted***].

Confidential Treatment Requested by Virgin Media Inc. for Certain Portions of this

Letter Pursuant to 17 C.F.R § 200.83.

Note 8 – Long Term Debt, page F-23

4.	Comment: You disclose that you have entered into capped call options to offset potential dilution associated with the convertible senior notes. It is not clear if the call options impact the tax treatment of the convertible note. Please tell us if the premium paid on the call option affects the tax basis of the convertible note and if so, how you accounted for it.

Response: The call options have not been treated as an integrated tax hedge of the convertible notes, and, therefore, the premium paid on the capped call options did not affect the tax basis of the convertible notes. Under Internal Revenue Code Sec. 1032, a corporation does not recognize any gain or loss with respect to exchanges involving its own shares, including the use of options, futures, etc. to effect such exchanges.

Note 17 – Commitments and Contingent Liabilities, page F-51

5.	Comment: We note that in your disclosure of contingencies related to lawsuits, claims, investigations and proceedings, you state that it is possible that cash flows or results of operations could be materially affected in any particular period by the unfavourable resolution of one or more of these contingencies. This disclosure implies that management has determined the range of possible loss. If it is reasonably possible that the outcome of these matters may result in a liability that materially exceeds the amount already accrued, paragraphs 3-5 of ASC 450-20-50 requires disclosure of the range of reasonably possible loss or a clear statement that a range cannot be estimated. If you cannot estimate the range, please disclose the reasons for your belief that the range cannot be estimated. Please clarify and revise the disclosures regarding these uncertainties to conform with the requirements of ASC 450, or explain why no modification is necessary.

Response: When our assessment of the expected outcome of contingencies indicates that it is at least reasonably possible that a contingency could result in a liability, we disclose the information required by paragraphs 3 and 4 of ASC 450-20-50. Specifically, we have disclosed on page F-52 an estimate of the possible loss for all contingencies for which the risk of an unfavorable outcome has been assessed as reasonably possible.

While paragraphs 3-5 of ASC 450-20-50 require disclosure of the range of a loss that is judged to be at least reasonably possible of resulting in a liability, they do not require this disclosure when the likelihood of an unfavorable outcome is assessed as less than

Certain portions of this letter have been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions. Omitted information has been replaced by [***Redacted***].

Confidential Treatment Requested by Virgin Media Inc. for Certain Portions of this

Letter Pursuant to 17 C.F.R § 200.83.

reasonably possible. Due to the inherent unpredictability of lawsuits, claims, assessments, and proceedings, we believe it is appropriate to inform readers of the risk that cash flows or results of operations could be materially affected in any particular period by the unfavorable resolution of one or more the contingencies where we believe the likelihood of an unfavorable outcome to be possible, but less than reasonably possible.

The only material contingency where we believe it to be at least reasonably possible that a contingency could result in a liability is where the UK tax authorities have challenged the Value Added Tax (“VAT”) treatment of certain of our revenue generating activities. We have assessed the likelihood of an unfavorable outcome in this case as reasonably possible, but not probable. Accordingly, we have disclosed our best estimate of the amount of the loss in accordance with ASC 450-20-50 on page F-52.

In future filings, we will make the following clarifying changes to our discussion of contingencies (changes marked in bold versus the Form 10-K for the year ended December 31, 2010):

We are involved in lawsuits, claims, investigations and proceedings, consisting of intellectual property, commercial, employee and employee benefits which arise in the ordinary course of our business. In accordance with the Contingencies Topic of the FASB ASC, we recognize a provision for a liability when management believes that it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We believe we have adequate provisions for any such matters. We review these provisions at least quarterly and adjust these provisions to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Additionally, when we believe it is at least reasonably possible that a liability has been incurred in excess of any recorded liabilities we provide an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Whilst litigation is inherently unpredictable, we believe that we have valid defenses with respect to legal matters pending against us. Nevertheless, for legal matters in which we have assessed the likelihood that a liability has been incurred as less than reasonably possible, it is possible that cash flows or results of operations could be materially affected in any particular period by the unfavorable resolution of one or more of these contingencies, or because of the diversion of management’s attention and the creation of significant expenses.

Certain portions of this letter have been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions. Omitted information has been replaced by [***Redacted***].

Confidential Treatment Requested by Virgin Media Inc. for Certain Portions of this

Letter Pursuant to 17 C.F.R § 200.83.

Our revenue generating activities are subject to Value Added Tax, or VAT. The U.K. tax authorities have challenged our VAT treatment of certain of these activities. As a result, we have estimated contingent losses totaling £62.5 million as of December 31, 2010 that are not accrued for as we ~~do not~~ deem them to be reasonably possible, but not probable of resulting in a liability. Any challenge of the VAT treatment of these activities could be subject to court proceedings before a potential settlement would be required. We currently expect an initial hearing on these matters to take place in late 2011 or early 2012.

Please note that these proposed disclosures are based on the status of legal matters as of the date of our filing of the Form 10-K for the year ended December 31, 2010. Should additional information become available, updates may be required to this proposed disclosure.

Certain portions of this letter have been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions. Omitted information has been replaced by [***Redacted***].

Confidential Treatment Requested by Virgin Media Inc. for Certain Portions of this

Letter Pursuant to 17 C.F.R § 200.83.

In connection with the above, we acknowledge the following;

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	We may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning these responses, need further supplementary information or if you would like to discuss any of the matters covered in this letter, please contact me directly at +44 1256 75 4517.

Sincerely

/s/ Robert Gale
Robert Gale Principal Accounting Officer